UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            GENERAL COMPONENTS, INC.
                            ------------------------
        (Exact name of registrant as specified in its corporate charter)


                         Commission File No.: 000-33483


              NEVADA                                   88-0496645
              ------                                   ----------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
  Incorporation or Organization)

     6767 W. TROPICANA AVENUE, SUITE 207
                LAS VEGAS, NV                              89103-4754
     -----------------------------------                   ----------
  (Address of Principal Executive Offices)                 (Zip Code)



                                 (702) 248-1027
                                 --------------
              (Registrant's telephone number, including area code)


          (Former name or former address, if changed since last report)



                                September 3, 2004

                            GENERAL COMPONENTS, INC.

                                 Schedule 14f-1


                                  INTRODUCTION


         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") and Rule 14f-1 thereunder, in connection with proposed changes in: (i) membership of the board of directors of General Components Inc.; and (ii) change in control of General Components Inc. The date of this Information Statement is September 3, 2004.

         This Information Statement is being mailed to stockholders of record as of September 3, 2004 and will be filed with the Securities and Exchange Commission (the "SEC") on September 3, 2004, or on the following business day.

         On the tenth day after this Information Statement has been distributed to Shareholders, General Components Inc., a Nevada corporation ("GCI" or the "ACQUIROR") and its shareholders, and General Components, Inc., a Cayman Islands Company, ("GCI CAYMAN" or the "COMPANY") and GCI Cayman's shareholders (the "SHAREHOLDERS") whose names are set out in Schedule B of a certain Share Exchange Agreement ("AGREEMENT") (who have the right to subscribe for, but have not been issued, the number of shares of common stock of GCI set forth opposite each name), may enter into the aforesaid Agreement based upon preliminary negotiations between the Company and the Acquiror.

         Pursuant to the Agreement, 20,000,000 of shares of Common Stock of GCI shall be issued to the Shareholders in accordance with the terms and conditions set forth in the aforesaid Agreement.

         A copy of the Agreement will be filed as an exhibit to a Form 8-K and is incorporated in its entirety therein.

         We expect that Ms. Anita Panganiban, Ms. Carol Suzanne Collins and Mr. Robert Lee Collins will each resign as directors of the Board of GCI and be replaced by Messrs. Simon Mu, Bruce Cole, Junichi Goto, Regis Kwong and Peter Wang. The change in directors is expected to occur upon the Closing of the transaction contemplated.

         THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF GCI CAYMAN'S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                                VOTING SECURITIES


         As of September 3, 2004, there were two million two hundred thousand (2,200,000) shares of our Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth information regarding ownership of our common stock by each person known to us to own more than 5% of the outstanding shares of the common stock, each director and executive officer, and all directors and executive officers as a group as of August 31, 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

----------------------------------------------------------------------------------------------------
                NAMES AND ADDRESSES                        AMOUNT AND NATURE OF
TITLE OF CLASS  OF BENEFICIAL OWNERS                       BENEFICIAL OWNERSHIP(1) PERCENT OF CLASS
----------------------------------------------------------------------------------------------------
Common          Anita Panganiban*                                         550,000           25.00%
                6994 27th Street
                Riverside, CA 92509

----------------------------------------------------------------------------------------------------
Common          Carol Suzanne Collins*                                    550,000           25.00%
                13743 San Antonio Avenue
                Chino, CA 91710

----------------------------------------------------------------------------------------------------
Common          Robert Lee Collins*                                       350,000           15.90%
                13743 San Antonio Avenue
                Chino, CA 91710

----------------------------------------------------------------------------------------------------
                TOTAL COMMON STOCK HELD BY DIRECTORS,                   1,450,000           65.90%
                EXECUTIVE OFFICERS AND BENEFICIAL OWNERS

----------------------------------------------------------------------------------------------------

--------
1 Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants or convertible securities that are held by such person (not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised. To date, the Company has not granted any options, warrants or any other form of securities convertible into its common stock.

* Indicates Director or Executive Officer of the Company.

                                CHANGE OF CONTROL


         The following is a summary of the proposed Agreement and is qualified in its entirety by references to the Agreement which we will file as an exhibit to a Current Report on Form 8-K with the SEC.



GENERAL


         The Shareholders have agreed to transfer to GCI, and GCI has agreed to acquire from the Shareholders, the outstanding capital stock of GCI Cayman, which shall constitute 100% of the outstanding capital stock of the Company, in exchange for 20,000,000 shares of the GCI's Common Stock to be issued on the Closing Date (the "GCI SHARES"), which GCI Shares shall constitute 80% of the issued and outstanding shares of GCI's Common Stock immediately after the closing.

         The Shareholders have exchanged (a) all of their 10,000,000 shares of Common Stock, par value $0.01 per share and (b) all of their 1,142,860 shares of Series A Preferred Stock, par value $0.01 per share (together, constituting 100% of the issued and outstanding shares of capital stock of the GCI Cayman) for such number of shares of the Acquiror's Common Stock, which in the aggregate will constitute 80% of the issued and outstanding shares of the Acquiror.


CONTROL OF GCI

         The aggregate number of shares which GCI is currently authorized to issue is twenty five million (25,000,000) shares of Common Stock. The respective rights attached to the Common Stock of the Acquiror are set forth in its certificate of incorporation.

         Prior to the Closing Date, 2,200,000 shares of GCI common stock are issued and outstanding. GCI has, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock, other than as may be set forth in the Agreement.

         GCI will issue such number of shares of its Common Stock to the Shareholders, which as at the Closing Date will equal approximately 80% of all issued and outstanding shares of GCI.

                        CHANGES TO THE BOARD OF DIRECTORS


         The sole officers and directors of GCI are Ms. Anita Panganiban, Ms. Carol Suzanne Collins and Mr. Robert Lee Collins each of whom will resign in accordance with the terms and conditions of the Agreement and release all claims for salaries, benefits or otherwise, against GCI. Prior to their resignations, they shall cause such persons nominated by GCI Cayman to become new directors of GCI.

         We expect that upon the resignations of Ms. Panganiban, Ms. Collins and Mr. Collins, Messrs. Simon Mu, Bruce Cole, Junichi Goto, Regis Kwong and Peter Wang (the "INCOMING DIRECTORS") will each join the Board as directors. The change in directors is expected to occur following the Closing under the Agreement. This step is expected to be accomplished by written consent of the Board providing that the size of the Board will be increased.
..
         GCI Cayman has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         The new members of the Board of the GCI are as follows:

NAME                AGE  BUSINESS EXPERIENCE
----                ---  -------------------
Simon Mu             47  Chairman and CEO since August 1998.  CEO, President and
                         Director of China Mineral Acquisition Corporation and
                         Managing Director of Capital Bridge Investment Ltd.
                         since August 2003. Chairman of the Board of Beijing
                         Marrison World Business Information Systems Company since 1996.

Bruce A. Cole        57  Vice Chairman of Morgan Stern Merchant Bank.  Managing
                         Member of Morgan Stern Realty Holdings, LLC. Served as a Director of GCI Cayman since 1999 and became Vice
                         Chairman in 2001. Vice Chairman of Ramwell Industrial
                         Limited.

Junichi Goto         50  Chairman  and Chief Executive Officer of Go-To-Asia
                         Investment Limited. President and Chief Executive
                         Officer of Softbank China Venture Investments Limited from July 1999 to June 2001. Managing Director and
                         Chief Executive Officer of Nomura China Venture
                         Investments Limited from April 1996 to July 1999 and served as Managing Director of China Investment Banking
                         Department of Nomura International (Hong Kong) Limited from 1992 to 1996.

Regis Kwong          41  Head of Operations of GTE China (now Verizon) from 1995 to 1997. From 1997 to 1999, he served as Vice President and General Manager for GTS' China operations; After leaving GTS, he founded Terremark Asia to provide internet messaging and Internet Exchange services in China. Since 2000, he has been the Managing Director for China Consolidated Investment Firm who is the major shareholder of Terremark Asia.

Peter Wang           49  Chief Executive Officer and Director of China Quantum
                         Communications, Ltd. President and Director of World
                         Communications Group, Inc. from 1995 to 2000. Executive
                         Vice President and Director of Unitech Telecom, Inc.
                         from 1990 to 1995.


DR. SIMON MU, CHAIRMAN AND CEO - Dr. Mu is a founder of GCI Cayman and has been Chairman and CEO since its inception in August 1998. Dr. Mu is CEO, President and Director of China Mineral Acquisition Corporation, a publicly listed blank check company in the US for the purpose of effecting a merger or acquisition of a mineral company in China. Dr. Mu is the Managing Director of Capital Bridge Investment Ltd., a Chinese company specializing in mergers, acquisitions and distressed debt financing in China, since August 2003. Since 1996, Dr. Mu has served as Chairman of the Board of Beijing Marrison World Business Information Systems Company, a computer systems integrator in China, in which Dr. Mu is also a majority shareholder. He was Vice-Chairman of Jinpan International Ltd., an AMEX listed company, between August 1997 to December 1999. From February 1995 to August 1998, Dr. Mu was President of Patron America Inc., a financial advisory company. From September 1993 to January 1995, he served as Vice President of Investment Banking for Salomon Brothers in Hong Kong. Prior to joining Salomon, he was an Assistant Professor at the Lyndon Johnson School, the University of Texas at Austin, from 1991 to 1993. Dr. Mu holds a Masters in Econometrics and a Ph.D. in Planning and Development Finance, both from the University of North Carolina at Chapel Hill. He has a B.S. degree in Urban Planning from Nanjing University.

BRUCE A. COLE, VICE CHAIRMAN - Mr. Cole is Vice Chairman of Morgan Stern Merchant Bank, with offices in Beijing, Hong Kong and the U.S. He is a managing member of Morgan Stern Realty Holdings, LLC, which owns commercial property in Texas. He has been involved with GCI Cayman since its inception, and has served as a Director of GCI Cayman since January 1999 and became Vice Chairman in December 2001. Mr. Cole is also Vice Chairman of Ramwell Industrial Limited, an engineering and equipment manufacturing company with offices in China and the U.S. From 1996 to 1999, Mr. Cole was the President and a member of the Board of Directors of National Information Group and its five subsidiaries, a publicly traded company in the US with over 1,000 employees. In May 1999, National merged with First American Financial Corp., a NYSE listed company. From 1994 to 1996, Mr. Cole served as Executive Vice President and General Counsel at J.B. Oxford Holdings. He served as Special Counsel at Rubenstein & Perry from 1991-1994 where he managed assets of distressed companies and completed numerous corporate restructurings transactions involving the $2 billion conservation proceedings of Executive Life Insurance Company. Mr. Cole was the founding member and President of a San Francisco based law firm from 1981-1990. Mr. Cole has been active in business in China since 1985, first as a lawyer and then as a businessman. Mr. Cole has served on a number of corporate boards, both public and private. Mr. Cole earned a Bachelor of Arts degree from UCLA and a Juris Doctor degree from the University of San Francisco.

MR. JUNICHI GOTO, DIRECTOR - Mr. Goto has been the chairman and chief executive officer of Go-To-Asia Investment Limited. Mr. Goto served as the president and chief executive officer of Softbank China Venture Investments Limited from July 1999 to June 2001. Prior to that, he worked in the finance industry for over 20 years, including serving as managing director and chief executive officer of Nomura China Venture Investments Limited from April 1996 to July 1999 and serving as managing director of China Investment Banking Department of Nomura International (Hong Kong) Limited from 1992 to 1996. Mr. Goto holds a Bachelor's degree in economics from the University of Tokyo.

MR. REGIS KWONG, DIRECTOR - Mr. Kwong has worked for several major US based global telecom services providers for over 18 years. During 1995 to 1997, he worked for GTE (now Verizon) China as head of operations. From 1997 to 1999, he served as Vice President and General Manager for its China operations. After leaving GTS, Mr. Kwong founded Terremark Asia to provide internet messaging and Internet Exchange services in China. Terremark was later listed on the AMEX. Since 2000, he has been the Managing Director for China Consolidated Investment Firm. Mr. Kwong holds a Bachelor and Master's degree in Computer Engineering from California Polytechnic University as well as an MBA from Rutgers University.

MR. PETER WANG, DIRECTOR - Mr. Wang was Executive Vice President and Director of Unitech Telecom (now named UTStarcom, NASDAQ: UTSI) and co-founded US World Communications Group, Inc., United Medical Group, and World PCS, Inc. Mr. Wang also worked at AT&T Bell Labs and Racal-Milgo Information System on Network Evolution Planning. He was elected Deputy Chairman of the Association of Privately Owned High-tech Enterprises in China. Mr. Wang has a BS in Computer Science and a MS in Electrical Engineering from University of Illinois as well as an MBA in Marketing from Southeast-Nova University.



                        DIRECTORS AND EXECUTIVE OFFICERS


         The following is a brief description of our directors and executive officers other than the Incoming Directors:

NAME                         AGE  BUSINESS EXPERIENCE

Anita Panganiban              49  President/Director.  District Supervisor for
                                  Lablex, Inc. since 1993.

Carol Suzanne Collins         41  Secretary/Treasurer/Director.  Co-Owner/Office
                                  Manager for Collins
                                  Industries, Inc. since 1986.
Robert Lee Collins            42  Director.  Co-Owner/Operations Manager for
                                  Collins Industries since 1986.

MS. ANITA PANGANIBAN, PRESIDENT/DIRECTOR - From 1993 to the present, Ms. Panganiban has been the District Supervisor for Lablex, Inc. Ms. Panganiban is responsible for sales, marketing and distribution of clothing labels in the Southern California region. Lablex, Inc. produces and distributes labels for clothing manufactures worldwide.

MS. CAROL SUZANNE COLLINS, SECRETARY/TREASURER/DIRECTOR - From 1986 to the present, Ms. Collins has been the Co-Owner/Office Manager for Collins Industries, Inc. Ms. Collins is responsible for daily administrative and financial functions of a family owned machine shop and precision tooling business.

MR. ROBERT LEE COLLINS, DIRECTOR - From 1986 to the present, Mr. Collins has been the Co-Owner/Operations Manager for Collins Industries. Mr. Collins is responsible for sales, manufacturing and production functions of a family owned machine shop and precision tooling business.

         Robert Lee Collins and Carol Suzanne Collins are husband and wife. Except for this relationship, there are no other family relationships between our officers and directors.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company's common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that for the fiscal year ended May 31, 2004, beneficial owners have complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Company's securities has filed a Form 3 with the SEC and has had no change of ownership since such filing. Each of such necessary filings, as required to be made by Messrs. Simon Mu and Bruce Cole (officers and/or directors of the Company) and Lotus Liberator Fund (a beneficial owner of more than 10% of a registered class of the Company's securities) will be filed with the SEC after Closing pursuant to the Agreement. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of August 31, 2004.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


         None of the above-referenced officers and directors has received or accrued any compensation from GCI.


                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.





                            GENERAL COMPONENTS, INC.
                            Anita Panganiban

                            By: /s/ ANITA PANGANIBAN
                                ---------------------
                                Anita Panganiban
                                President


Dated:   September 3, 2004